The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.
Subject to completion dated February 6, 2006.

PRELIMINARY PRICING SUPPLEMENT NO. 20 dated [ ● ], 2006
to Prospectus Supplement and Prospectus dated July 1, 2005 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 424(b)(3) Registration No. 333-124095
Principal Protected Bear Housing Note
linked to the PHLX Housing SectorSM Index (HGXSM)
         This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$[ ● ]

Face Amount of each note:	$1,000.00

CUSIP No.:	28264QBM5

Common Code:	024399672

ISIN:	US28264QBM50

	Issue price to	Discounts and
	public	commissions	Proceeds to us

Per note:	[ ● ]%	[ ● ]%	[ ● ]%
Total:	$[ ● ]	$[ ● ]	$[ ● ]

Agent:	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	[ ● ]

Original Issue Date:	[ ● ]

Maturity Date:	[●, expected to be 36 months following the Original Issue Date], subject to adjustment in the event of a Market Disruption Event on the Determination Date, in which case the Maturity Date will be the fifth Business Day following the Determination Date, as so postponed.

Index linked note:	Yes. The PHLX Housing SectorSM Index (HGXSM) (the Index). The Index is a modified capitalization-weighted index composed of 21 companies whose primary lines of business are directly associated with the United States housing construction market. The Index is maintained by the Philadelphia Stock Exchange, Inc., who we refer to as the Index Sponsor. See “The Index” below for further information.

Redemption Amount:	The Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be $1,000.00 x (1 + ((Initial Reference Level - Final Reference Level)/Initial Reference Level)), subject to a minimum of $1,000.00.

Initial Reference Level:	[●, as determined on the Trade Date]

Final Reference Level:	The arithmetic average of the closing levels of the Index on each Determination Date (each a Monthly Valuation). Each Monthly Valuation shall be determined by the calculation agent in its sole discretion on the relevant Determination Date. The Final Reference Level shall be determined by the calculation agent in its sole discretion on the final Determination Date.

Determination Dates:	The 24th day of each month from and including May 2006 to and including February 2009, unless any such day is not a Trading Day, in which case the relevant Determination Date will be the next day that is a Trading Day.

If a Market Disruption Event occurs or is continuing on a Determination Date, then that Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect, but in no event will a Determination Date be postponed by more than five Trading Days. If a Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be a Determination Date. If the calculation agent determines that a Monthly Valuation or the Final Reference Level is not available on a Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Monthly Valuation or the Final Reference Level by determining in its sole discretion the price of the Index that would have prevailed but for the occurrence of a Market Disruption Event as of that fifth Trading Day, having regard to the then prevailing market conditions, the last reported, published or traded price of the Index stocks and other such factors as the calculation agent in its sole discretion considers relevant.

Relevant Exchange:	The primary organized U.S. securities exchanges or trading markets for the Index and the Index stocks as determined by the calculation agent in its sole discretion.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• the occurrence or existence (as determined by the calculation agent in its sole discretion) on any Trading Day at any time during the one-half hour period prior to the scheduled closing time of the Relevant Exchange of

(a) any suspension of, limitation imposed on or impairment occurring with respect to, (1) trading in any Index stock on the Relevant Exchange or any other exchange on which any of the Index stocks are listed or quoted or (2) trading in any options or futures contracts on or relating to any of the Index stocks or the Index on any exchange on which those contracts are traded, in either case whether by reason of movements in price exceeding limits permitted by that exchange or quotation system or otherwise, or

(b) any event that disrupts the ability of market participants in general to effect transactions in any of the Index stocks on the Relevant Exchange or in options or futures contracts on or relating to any of the Index stocks or the Index on any exchange on which those contracts are traded. Such disruptions may include, but are not limited to (1) the temporary closure and re-opening of that exchange, (2) a systems failure of the trading, communications and connectivity systems to that exchange and (3) a relocation of trading of any of the Index stocks from the Relevant Exchange to another exchange or quotation system, or

• the closure on any Trading Day of the Relevant Exchange, or any exchange or quotation system on which options or futures contracts on or relating to any of the Index stocks or the Index are traded, prior to its scheduled closing time if the calculation agent in its sole discretion determines that earlier closing has an effect on the trading market for the relevant Index stock (or for options or futures contracts on or relating to the relevant Index stock or the Index). For this purpose, a “scheduled closing time” is any regular weekday closing time or any other closing time announced by the exchange if such closing time is announced not less than one hour before the regular weekday closing time of that exchange or quotation system, or

• a general moratorium is declared in respect of banking activities in the country of incorporation of the Index Sponsor or the issuer of any of the Index stocks,

and, in the determination of the calculation agent in its sole discretion, any of the foregoing is material. In determining what is “material” the calculation agent may have regard to such circumstances as it in its sole discretion deems appropriate, including any hedging arrangements we, the agent or any of its affiliates may have in relation to the notes.

A limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or quotation system, but a limitation on trading imposed during the course of the day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or quotation system may, if determined by the calculation agent in its sole discretion to be material, constitute a Market Disruption Event.

The calculation agent will as soon as practicable notify us, The Bank of New York, as trustee for the notes, the Depository Trust Company and Deutsche Bank Securities Inc. of the occurrence of a Market Disruption Event on any day that, but for the occurrence of a Market Disruption Event, would have been the Determination Date.

Discontinuance or Modification of the Index:	If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Reference Level, and thus the Redemption Amount, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the stocks comprising the Index or the method of calculating the Index is changed at any time in any respect — including any split or reverse-split of the Index and any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Final Reference Level used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent:	Deutsche Bank AG, London Branch

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the Relevant Exchanges are (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on a Relevant Exchange is scheduled to close prior to its regular weekday closing time.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00

Form of notes:	Book-entry

Listing:	None

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, as applicable, any overdue payment in respect of the Redemption Amount of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent in its sole discretion. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

Other:	The notes are not renewable notes, asset linked notes, exchangeable notes, amortizing notes or zero coupon notes, each as described in the prospectus supplement. The notes do not pay interest, will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.
      Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS
      Unlike ordinary debt securities, the return on the notes depends on changes in value of an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the Stocks comprising the Index. You should carefully consider the following risks before investing in the notes.
You may not receive more than the Face Amount of your notes at maturity.
      The Redemption Amount payable at maturity will depend on the extent to which the level of the Index has decreased below the Initial Reference Level by the final Determination Date. If the Final Reference Level is more than or equal to the Initial Reference Level, you will receive only the Face Amount of each note you hold at maturity. There can be no assurance that you will receive at maturity an amount in excess of the Face Amount of the notes you hold.
You may lose part of your investment if you sell the notes in the secondary market.
      You may lose part of your investment if you sell the notes in the secondary market before they are redeemed. Even if the Redemption Amount is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.
Changes in the value of one or more of the Index stocks may offset each other.
      Price movements in the Index stocks may not correlate with each other. At a time when the value of one or more of the Index stocks decreases, the value of one or more of the other Index stocks may not decrease as much or may even increase in value. Therefore, in calculating the value of the Index stocks on a Determination Date, decreases in the value of one or more of the Index stocks may be moderated, or wholly offset, by lesser decreases or increases in the value of one or more of the other Index stocks. Because the Final Reference Level is based on the average of the Monthly Valuations calculated on each Determination Date during the term of the notes, it is possible that an increase in the value of the Index stocks on any one Determination Date could more than offset declines in the value of the Index stocks on other Determination Dates. You cannot predict the future performance of any of the Index stocks or of the Index as a whole, or whether decreases in the prices of any of the Index stocks will be offset by increases in the prices of other Index stocks, based on their historical performance.
There are risks associated with a sector investment.
      The performance of the notes is dependent upon the performance of stocks in a particular sector of the economy — namely, the housing industry. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence than in a more broadly diversified group of issuers.
The Index stocks are not necessarily representative of the housing sector.
      Although the issuers of the Index stocks have varying market capitalizations, the performance of the Index may not correlate with the entire performance of the entire housing sector. The Index may increase in value even if the sector as a whole declines in value. Furthermore, one or more of the issuers of the Index stocks may engage in new lines of business or cease to be involved in the housing sector.

The notes do not bear interest.
      You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
Consolidation within the housing sector and other corporate events may alter the composition of the Index.
      If the issuer of an Index stock is acquired in a stock-for-stock transaction, the acquiring company may assume the Index stock’s place in the Index, including if the acquirer is already in the Index. Consequently, consolidation among issuers of the Index stocks may result in an increased weighting for the surviving company. This may affect the overall level of the Index, and consequently the calculation of the Monthly Valuation and the Final Reference Level.
Past Index performance is no guide to future performance.
      The actual performance of the Index over the life of the notes, as well as the Redemption Amount, may bear little relation to the historical level of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.
A decrease in the level of the Index may not increase the market value of your notes.
      The market value of your notes may not have a direct relationship with the level of the Index, and changes in the level of the Index may not result in a comparable change in the market value of your notes. If the level of the Index increases above its level at the Trade Date, the market value of your notes may not decrease. It is also possible for the level of the Index to decrease while the market value of your notes declines.
As calculation agent, Deutsche Bank AG, London Branch will have the authority to make determinations that could affect the market value of your notes and the Redemption Amount you receive.
      As calculation agent for your notes, Deutsche Bank AG, London Branch will have sole discretion in making various determinations that affect your notes, including the Monthly Valuation, the Final Reference Level, the Redemption Amount, and the existence and effects of Market Disruption Events. The exercise of this discretion by Deutsche Bank AG, London Branch could adversely affect the value of your notes and may present the agent with a conflict of interest of the kind described below under the heading “There may be conflicts of interest between you and the agent or its affiliates.”
You will have no shareholder rights in the Index stocks.
      Investing in the notes is not equivalent to investing in the Index stocks. Neither you nor any other holder or owner of notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks by virtue of your holding notes.
Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Deutsche Bank Securities Inc.) is significantly less than the Face Amount of the notes.
      The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the agent makes a market in the notes, the price quoted by the agent would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by the agent.
      If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the agent. Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.
      There is no assurance that the agent or any other party will be willing to purchase your notes and, in this regard, the agent is not obligated to make a market in the notes.
The market price of your notes may be influenced by many unpredictable factors.
      The following factors, nearly all of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

•	the level of the Index at any time,

•	the occurrence of certain events affecting a particular Index stock that may or may not require an adjustment to its weight in the Index,

•	the dividend rate on any of the Index stocks. While dividend payments on the Index stocks, if any, are not paid to holders of the notes, such payments may have an influence on the market price of the Index stocks and the level of the Index, and therefore on the notes,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the Relevant Exchange in particular,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.
      These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the Face Amount of your notes. You cannot predict the future performance of the Index stocks based on their historical performance.
Trading and other transactions by the agent or its affiliates in the Index stocks may impair the value of your notes.
      The agent or one or more of its affiliates may hedge its obligations under the swap that Deutsche Bank AG, London Branch expects to enter into with us relating to the notes by purchasing shares in the Index stocks, options or futures on the Index stocks or other instruments linked to the shares in the Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Dates. The agent and its affiliates may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to the Index stocks. Any of these hedging activities may adversely affect the market price of the Index stocks and therefore the market value of your notes and the Redemption Amount we will pay on your notes. It is possible that the agent and its affiliates could earn substantial returns with respect to these hedging activities while the value of your notes declines.
      The agent and its affiliates may also engage in trading in the Index stocks or instruments whose returns are linked to the Index or the Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of the agent or its affiliates could adversely affect the market price of the Index stocks and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes. We may also issue, and the agent and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the market price of the Index or the Index stocks. By introducing competing products into the marketplace in this manner, we or the agent or its affiliates could adversely affect the market value of your notes and the Redemption Amount we will pay on your notes.

There may be conflicts of interest between you and the agent or its affiliates.
      As noted above, the agent and its affiliates expect to engage in trading activities related to the Index or the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests the agent and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index the market price of the Index stocks, could be adverse to your interests as a beneficial owner of your notes.
      The agent and its affiliates may, at present or in the future, engage in business with the issuers of some or all of the issuers of the Index stocks, including making loans to or equity investments in those issuers or their affiliates or providing advisory services to issuers of some or all of the Index stocks. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agent or an affiliate of the agent and your interests as a beneficial owner of the notes. Moreover, one or more of the agent or its affiliates have published, and in the future expect to publish, research reports with respect to issuers of some or all of the Index stocks. Any of these activities by the agent or any of its affiliates may affect the market price of the Index stocks and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes.
The policies of the Index Sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and its market value.
      The policies of the Index Sponsor concerning the calculation of the Index level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index level could affect the Index level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and its market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Index level, or if the Index Sponsor discontinues or suspends calculation or publication of the Index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index level is not available because of a Market Disruption Event or for any other reason, Deutsche Bank AG, London Branch, as calculation agent for your notes, may determine the Index level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.
There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.
      We are not affiliated with the issuers of the Index stocks or the Index Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The Index” below for certain information about the Index.
      Neither the Index Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.
The Determination Dates and the Maturity Date may be postponed if a Market Disruption Event occurs.
      If the calculation agent in its sole discretion determines that a Market Disruption Event has occurred or is continuing on a Determination Date, that Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the Maturity Date of your notes may be postponed, although not by more than five Business Days. Thus, you may not receive the Redemption Amount until several days after the originally scheduled due date. Moreover, if the Final Reference Level is not available on the final Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent in its sole discretion will nevertheless determine the Final Reference Level based on its assessment, made in its sole discretion, of the value of the Index at that time.
Secondary trading in the notes may be limited.
      The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agent and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agent or its affiliates.
The notes will be treated as contingent payment debt instruments for U.S. Federal income tax purposes.
      Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments subject to the U.S. Treasury regulations governing contingent payment debt instruments. In such a case, the notes will be considered to be issued with original issue discount for U.S. Federal income tax purposes. Although you will receive no interest payments during the term of the notes, during your ownership of the notes you will be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the notes. The comparable yield will generally be the rate at which we could issue a fixed rate debt instrument on terms and conditions similar to the notes. See “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

ADDITIONAL INFORMATION
Calculation agent
      We have initially appointed Deutsche Bank AG, London Branch as calculation agent for the purpose of determining the Final Reference Level and for all calculations and determinations regarding Market Disruption Events, the Monthly Valuation and the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you.
      The calculation agent will, as soon as practicable after receipt of any written request to do so, advise an investor of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by investors copies of any of these determinations. Upon request, the calculation agent will also provide a written statement to an investor showing how the Redemption Amount per $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Deutsche Bank AG, London Branch
60 Wall Street, 4th Floor
New York, NY 10005
Attn: GED Trading
Telephone No. +1 212 250 4942
Facsimile No. +1 212 797 9365
Hypothetical examples
      The following tables set out the total return to maturity of a note, based on the assumptions outlined below and several hypothetical Final Reference Levels. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Final Reference Levels could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.
      The tables below assume no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.
      The level of the Index has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical prices of the Index stocks set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The Index” below.

      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the final Determination Date, assuming a hypothetical Initial Reference Level of 261.2400.

		Redemption Amount
		in dollars and as a
	Percentage appreciation	percentage of
	or depreciation between	Face Amount
	the Initial Reference Level
Final Reference Level on the final Determination Date	and the Final Reference Level	$	%

$339.6120	30.00%	$1,000.00	0.00%
$326.5500	25.00%	$1,000.00	0.00%
$313.4880	20.00%	$1,000.00	0.00%
$300.4260	15.00%	$1,000.00	0.00%
$287.3640	10.00%	$1,000.00	0.00%
$280.8330	7.50%	$1,000.00	0.00%
$274.3020	5.00%	$1,000.00	0.00%
$267.7710	2.50%	$1,000.00	0.00%
$261.2400	0.00%	$1,000.00	0.00%
$254.7090	–2.50%	$1,025.00	2.50%
$248.1780	–5.00%	$1,050.00	5.00%
$235.1160	–10.00%	$1,100.00	10.00%
$222.0540	–15.00%	$1,150.00	15.00%
$195.9300	–25.00%	$1,250.00	25.00%
$130.6200	–50.00%	$1,500.00	50.00%
$65.3100	–75.00%	$1,750.00	75.00%
Same-day funds settlement and payment
      The initial settlement for the notes and all cash payments in respect of the notes will be made in immediately available funds.
      Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX
General
      Unless otherwise stated, all information contained herein regarding the Index is derived from publicly available sources and is provided for informational purposes only. Such information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish the Index, and may discontinue publication of the Index.
      The Index is designed to measure the performance of 21 companies whose primary lines of business are directly associated with the United States housing construction market. The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index is published by the Index Sponsor and was set to 250 on December 31, 2001. Options commenced trading on the Index on July 12, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% or more for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting. The total capitalization of the portfolio remains the same. The following is a list of companies included in the Index and their trading symbols: American Standard Companies Inc. (ASD); Beazer Homes USA, Inc. (BZH); Champion Enterprises, Inc. (CHB); Centex Corporation (CTX); D.R. Horton, Inc. (DHI); Hovnanian Enterprises, Inc. (HOV); KB Home (KBH); Lennar Corporation (LEN); Masco Corporation (MAS); M.D.C. Holdings, Inc. (MDC); Meritage Homes Corp. (MTH); The PMI Group, Inc. (PMI); Pulte Homes, Inc. (PHM); Radian Group Inc. (RDN); The Ryland Group, Inc. (RYL); Standard Pacific Corp. (SPF); Temple-Inland, Inc. (TIN); Toll Brothers, Inc. (TOL); USG Corporation (USG); Vulcan Materials Company (VMC); and Weyerhaeuser Company (WY).
      The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each constituent stock of the Index remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an a constituent stock of the Index resulting in a change in share value greater than 5%. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant constituent stock of the index is adjusted, to the nearest whole share, to maintain such stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.
      Neither we nor the agent makes any representation as to the performance of the Index and neither we nor the agent accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index. While the Index Sponsor currently employs the above methodology to calculate the Index, no assurance can be given that the Index Sponsor will not modify or change this methodology in a manner that may affect the amount payable at maturity to holders of the notes. The Index Sponsor does not guarantee the accuracy or the completeness of the Index or any data included in the Index. The Index Sponsor assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the Index. The Index Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable at maturity.
      Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the notes. The historical Index levels do not give an indication of future performance of the Index.
Historical Performance
      The following table sets for the published intra-day high, low and closing levels of the Index since December 31, 2002. We obtained the information in the tables below from Bloomberg without independent verification.
      Any historical upward or downward trend in the level of the Index during any period shown below is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Index. The actual performance of the Index over the life of the notes may bear little relation to the historical levels shown below.
Index Historical Closing Levels

	Closing Level	High	Low

Period*
2003
First Quarter	107.47	118.27	99.61
Second Quarter	140.42	149.73	106.50
Third Quarter	152.73	156.37	137.34
Fourth Quarter	183.18	185.76	152.84

2004
First Quarter	200.32	203.96	173.07
Second Quarter	190.65	202.37	169.21
Third Quarter	203.99	204.46	177.41
Fourth Quarter	234.66	236.38	183.80

2005
First Quarter	239.27	259.98	223.14
Second Quarter	266.04	276.60	226.23
Third Quarter	269.20	293.66	256.13
Fourth Quarter	259.04	272.08	231.61

2006
First Quarter (through February 2)	261.24	280.70	256.34

*	The PHLX Housing Sector(SM) Index was split in half as of February 1, 2006. Where relevant, all figures in the table have been restated to reflect this split.
License Agreement
      Deutsche Bank expects to enter into a non-exclusive license agreement with PHLX providing for the license to Deutsche Bank, certain of its affiliates and its sub-licensees, in exchange for a fee, of the right to use the Index, in connection with securities, including the notes. We expect to be a sublicensee of the license granted to Deutsche Bank. The Index is owned and published by PHLX.
      The license agreement between PHLX and Deutsche Bank provides that the following language must be set forth in this prospectus supplement:
      The PHLX Housing Sector(SM) Index is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (PHLX). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to Deutsche Bank and Eksportfinans is the licensing of certain names and marks and of the Index which is determined, composed and calculated without regard to Deutsche Bank or Eksportfinans. PHLX has no obligation to take the needs of Deutsche Bank, Eksportfinans or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in the determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, marketing or trading of the Index.
      PHLX DOES NOT GUARANTEE THE ACCURACY AND/ OR THE COMPLETENESS OF THE PHLX HOUSING SECTOR(SM) INDEX (HGX) (“Index”) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK, EKSPORTFINANS, OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
      “PHLX Housing Sector(SM)” and “HGX(SM)” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Deutsche Bank Securities Inc.
TAXATION IN THE UNITED STATES
      The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.
      The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDI) subject to the U.S. Treasury regulations governing CPDIs (CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisers as to the proper characterizations and treatment of the notes for U.S. Federal income tax purposes.
Tax Consequences to U.S. Holders
Accruals of Interest
      For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require you to apply the “non-contingent bond method”. As generally described below, the non-contingent bond method requires a U.S. holder (as defined in the prospectus) to include future contingent and non-

contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. Under the non-contingent bond method, for each accrual period prior to and including the Maturity Date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and you must include such amounts as ordinary interest income for each day in the accrual period on which you have held the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, we would be required, solely for U.S. Federal income tax purposes, to provide a schedule (Schedule) of the projected amounts of payments (Projected Payments) on the notes. The Schedule must produce the comparable yield.
      The comparable yield and the Schedule are used to determine accruals of OID for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.
      Generally, if during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the Maturity Date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce your interest income with respect to the notes for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments).
Sale, Exchange, Retirement or other Disposition of Notes
      Generally, upon the sale, exchange or retirement or other disposition of notes, you will recognize gain or loss equal to the difference between the amount realized and your adjusted basis (as determined below) in such notes. Any gain will be treated as ordinary interest income. Generally, any loss will be treated as ordinary loss to the extent your total OID inclusions exceed the total net negative adjustments (if any) that you took into account as an ordinary loss. The remaining loss (if any) will be a capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.
      In determining the amount realized with respect to notes held to maturity, you will be treated as receiving the projected amount of any contingent payment due at maturity for such notes, If the amount received is different from the Projected Payment, the amount realized by you at maturity will be reduced by any net negative adjustment carryforwards. With respect to any unscheduled retirement of notes, your amount realized will equal the amount paid by us with respect to the notes retired.
      Your adjusted basis in notes will equal (1) your initial basis in notes determined by the cost of such notes, (2) increased by the OID accrued on the notes based on the non-contingent bond method described above (and without regard to any positive or negative adjustments), and (3) reduced by any non-contingent payment and the projected amount (as opposed to the actual amount) of any contingent payment previously made on such notes. Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring the notes with such discount or premium, if any, should consult with their own tax advisers regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.
SUPPLEMENTAL PLAN OF DISTRIBUTION
      The notes are being purchased by Deutsche Bank Securities Inc. (the agent) as principal, pursuant to a terms agreement dated as of [       ●       ], 200● between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.
      From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the agent (or its affiliates) are our swap counterparties for a hedge of our obligation under the notes.